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Exhibit 3

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY
Agnico-Eagle Mines Limited ("Agnico-Eagle") 145 King Street East, Suite 500 Toronto, ON M5C 2Y7
ITEM 2:	DATE OF MATERIAL CHANGE
May 12, 2006.
ITEM 3:	NEWS RELEASE

        A press release was issued by Agnico-Eagle on May 12, 2006 in Toronto, Ontario via Canada NewsWire, a copy of which is attached hereto as Schedule A.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

        On May 12, 2006, Agnico-Eagle announced that it will initiate construction of additional infrastructure at the LaRonde Mine to access the ore beneath the lowest levels of the Penna Shaft.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

        On May 12, 2006, Agnico-Eagle announced that it will initiate construction of additional infrastructure at the LaRonde Mine to access the ore beneath the lowest levels of the Penna Shaft (the "LaRonde II" project). The LaRonde II project has probable mineral reserves of approximately 3.7 million ounces of gold contained in 18.7 million tonnes of ore grading approximately 6.0 grams of gold per tonne and indicated mineral resources of 1.9 million tonnes grading 3.39 grams of gold per tonne. In addition, LaRonde II has inferred mineral resources of 5.1 million tonnes grading 6.15 grams of gold per tonne.

        Agnico-Eagle anticipates construction at the LaRonde II project will start in the third quarter of 2006. Agnico-Eagle plans to sink a new 835 meter shaft starting from level 215, to total depth of approximately 2,865 meters to access the LaRonde II deposit. An internal winze system will be used to hoist ore from depth to facilities on Level 215 (approximately 2,150 meters below surface), where it will be transferred to the Penna Shaft hoist. Capital costs of construction at the LaRonde II project are estimated to be $210 million, which are expected to be funded from existing cash and cash flows.

        After the commencement of gold production from LaRonde II in 2011, average annual production is expected be 320,000 ounces. Total cash costs per ounce of gold produced at LaRonde II are expected to average approximately $230. The determination to proceed with construction at LaRonde II was based on an independently reviewed feasibility study that considered an operation of 6,000 tonnes of ore processed per day with minesite costs per tonne of C$67 and average annual sustaining capital expenditures after completion of construction of between $10 million to $12 million. The feasibility study assumed a gold price of $450 per ounce, a silver price of $6.50 per ounce, a zinc price of $1,213 per tonne, a copper price of $3,086 per tonne and an exchange rate of C$1.25 for each US$1.00.

        Please see the press release attached hereto as Schedule A for information on scientific and technical data underlying the estimates set out above.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
ITEM 7:	OMITTED INFORMATION
Not applicable.
ITEM 8:	EXECUTIVE OFFICER

        For further information, please contact Greg Laing, General Counsel, Vice-President, Legal and Corporate Secretary of Agnico-Eagle at 416.947.1212.

ITEM 9:	DATE OF REPORT

        DATED at Toronto, Ontario this 18th day of May, 2006.

(signed) R. Gregory Laing R. Gregory Laing General Counsel, Vice-President, Legal and Corporate Secretary

2

SCHEDULE A

NEWS RELEASE
Stock Symbols: AEM (NYSE and TSX)	For further information: David Smith; Director, Investor Relations (416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

AGNICO-EAGLE TO BUILD LARONDE II GOLD PROJECT;
PROVIDES UPDATES ON ITS FOUR OTHER GOLD GROWTH PROJECTS

Toronto (May 12, 2006) — Agnico-Eagle Mines Limited today announced that a positive development decision was made for the 100% owned LaRonde II project. LaRonde II is the extension of Zone 20 North beneath the current infrastructure at the LaRonde mine. The gold reserves at LaRonde II total 3.6 million ounces from 18.8 million tonnes grading 6.0 grams per tonne. In addition to its gold reserves, the LaRonde II deposit contains approximately 13 million ounces of silver, 62,000 tonnes of copper and 155,000 tonnes of zinc.

A feasibility study on LaRonde II was recently completed and reviewed by independent third parties. The study's base case projects an after tax rate of return of 13.3%, based on a gold price of $450 per ounce, a C$/US$ exchange rate of 1.25 and byproduct prices of $6.50 per ounce silver, $3,086 per tonne copper and $1,213 per tonne zinc.

Based on an operation of 6,000 tonnes of ore per day, the feasibility study incorporates minesite operating costs of C$67 per tonne, construction capital costs of $210 million and average sustaining capital expenditures of approximately $10 million to $12 million per year, post construction. The project will be funded from existing cash and cash flows. Total cash costs are expected to average $230 per ounce.

Annual gold production is expected to average 320,000 ounces annually with initial ramp-up of gold production occurring in 2011, extending the life of the LaRonde complex to at least 2020. Annual byproduct production is expected to average 670,000 ounces of silver, 4,000 tonnes of copper and 8,600 tonnes of zinc. Conversion of the existing gold resource to reserve could extend the life of the mine significantly.

"Our decision to build LaRonde II is an important step in expanding and strengthening our gold production base in Quebec", said Sean Boyd, Vice-Chairman and Chief Executive Officer. "With the new Goldex and LaRonde II mines now under construction and feasibility studies in progress on Suurikuusikko, Lapa (Phase II) and Pinos Altos we are moving toward our objective of tripling our gold production by 2009", added Mr. Boyd.

Internal rate of return sensitivities to the gold price, gold grade, capital costs, operating costs, the C$/US exchange and a capital expenditure schedule can be reviewed by clicking on the link below or simply copy and past into your internet browser.

http://www.agnico-eagle.com/files/LaRondeIIFeasibility.pdf

Goldex Mine Construction Proceeding Well

The construction of the new 100% owned Goldex mine, located near the town of Val d'Or, Quebec, approximately 50 kilometres east of LaRonde, is well advanced both on surface and underground.

Construction of the concrete headframe is complete and construction of the processing facility has begun. Underground, approximately 800 metres of lateral development and a further 400 metres of vertical raising has been completed in the first quarter.

Upon completion of construction, anticipated in the second half of 2008, Goldex is expected to contribute an average of 170,000 ounces of gold production per year. Goldex has probable gold reserves of 1.6 million ounces, sufficient for approximately 10 years of mine life at this level of production.

Lapa Phase II Feasibility Study Expected in Second Quarter, 2006

In 2005, the Company announced a $30 million underground development, drilling and metallurgical program at its 100% owned Lapa project, 10 kilometres east of LaRonde. The shaft is currently at a depth of 700 metres, while approximately 240 metres of lateral development has been completed.

Earlier than planned, a drift has been driven into the ore on Level 69 to obtain information on the gold grade, continuity and ground conditions. The goal is to determine whether to proceed with the second phase of construction as soon as possible thus accelerating the start of production.

Positive results from this program would result in an extension of the shaft to a depth of approximately 1,370 metres below surface. Incremental capital costs for this second phase are currently estimated at $80 million. Assuming no further additions to reserves and the current reserve grade, the Company envisages a 10 year mine life with initial production in late 2008, with annual gold production averaging 125,000 ounces.

Suurikuusikko Feasibility Study Expected in Second Quarter, 2006

At the Suurikuusikko project in northern Finland, a bankable feasibility study is expected to be finalized in the second quarter of 2006. The study is based on an open pit mining scenario initially, followed by underground mining via ramp access, each feeding a 3,000 tonne per day surface processing plant.

Current probable reserves are 2.3 million ounces of gold, from 13.7 million tonnes grading 5.3 grams per tonne. Presently there are eight diamond drills on site; five are conducting infill drilling, one is allocated to exploration and two are doing condemnation drilling on the proposed tailings site. The deposit remains open at depth and on strike. A full project update will be provided prior to the planned site visit in June.

Suurikuusikko Tour Planned

The Company is planning a property tour to its Suurikuusikko project in northern Finland. A chartered plane will be departing Toronto, Canada on June 13 to Kittilä, Finland and returning by June 15. The tour is also open to analysts and institutional investors who wish travel directly from other locations in Europe.

Interested equity analysts and institutional investors should contact Hazel Winchester at (416) 847-3717, or hwinchester@agnico-eagle.com. Space is limited so please register your interest as soon as possible.

Pinos Altos Entering Feasibility Study Stage as Executive for Mexico Appointed

Agnico-Eagle is pleased to announce the appointment of Tim Haldane, P.Eng. as Vice President, Mexico. Mr. Haldane has 28 years of broad-based mining experience. Most recently, he was Vice President, Development with an intermediate gold producer where he was responsible for the successful construction and startup of a mine in Mexico.

In the first quarter of 2006, the Company exercised its option and acquired 100% of the Pinos Altos project in northern Mexico from Industrias Peñoles S.A. de C.V.

The Pinos Altos project's indicated resource contains 12.5 million tonnes at 3.9 grams per tonne gold, and 102.3 grams per tonne silver, or 1.6 million ounces of gold, and 41.0 million ounces of silver. The project's inferred resource contains 3.2 million tonnes at 5.2 grams per tonne gold, and 111.0 grams per tonne silver, or 0.5 million ounces of gold and 11.6 million ounces of silver. See the Notes to U.S. Investors Relating to the Use of "Resources".

Agnico-Eagle's preliminary analysis contemplates a 3,000 tonne per day mining scenario with the open pit and underground operations each supplying 1,500 tonnes per day. The preliminary estimate of capital cost required to bring the project into production is approximately $150 million.

The Company plans to provide a detailed exploration and timetable for the feasibility study later in the second quarter. A feasibility study is expected to be completed by the end of the second quarter of 2007.

Forward-Looking Statements

The information in this press release has been prepared as at May 12, 2006. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements.

Such statements include, without limitation: estimates of future mineral production and sales; estimates of future production costs, total cash costs per ounce, minesite costs and other expenses; estimates of future capital expenditures and other cash needs; statements as to the projected development of certain ore deposits, including estimates of exploration, development and other capital costs, and estimates of the timing of such development or decisions with respect to such development; estimates of reserves and resources, and statements regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company's minesites; and other statements regarding anticipated trends with respect to the Company's capital resources and results of operations. Such statements reflect the Company's views as at the date this press release was prepared and are subject to certain risks, uncertainties and assumptions. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be quite different from those currently anticipated. Additional risks and uncertainties relating to such statements and the Company's business include, but are not limited to: the Company's dependence upon its LaRonde mine for all of its current gold production; uncertainty of mineral reserve, mineral resource, mineral grade and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; gold and other metals price volatility; currency fluctuations; mining risks; and governmental and environmental regulation. For a more detailed discussion of such risks and other factors, see Company's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2005, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 26 consecutive years.

Notes to U.S. Investors Regarding the Use of Resources

  Cautionary Note to investors concerning estimates of Measured and Indicated Resources.

  This press release uses the terms "measured" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

  Cautionary Note to investors concerning estimates of Inferred Resources. This press release also uses the term "inferred resources".

  We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors-The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred," "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be secured from us, or from the SEC's website at: http://sec.gov/edgar.shtml. A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Guide 7. Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.. The assumptions used for 2005 mineral reserves and resources estimates reported by the Company were $405 per ounce gold, $6.35 per ounce silver, $0.51 per pound zinc, $1.24 per pound copper and C$/US$, US$/Euro$, and MXP/US$ exchange rates of 1.30, 1.21 and 11.0 respectively

Canadian Securities Administrators, National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The qualified person responsible for the LaRonde I and LaRonde II mineral reserve and resource estimate is Marc Ruel, P.Geo., Superintendent of Geology for the LaRonde Division. The effective date of the estimate is February 22, 2006, using, except for the operating and capital cost assumptions (that are described above), estimation parameters and methods that are not significantly different as that found in the 2005 Mineral Resource and Mineral Reserve Report by Guy Gosselin, P.Geo. Agnico-Eagle Mines Limited, LaRonde Division that was posted on SEDAR on March 23, 2005.

A qualified person Carl Pelletier, P.Geo., of Innovexplo Geological Services, was responsible for the mineral reserve and mineral resource estimate at Goldex. A description of the operating and capital cost assumptions, parameters and methods may be found in the Technical Report on the Estimation of Mineral Resources and Reserves for the Goldex Extension that was posted on SEDAR on October 27, 2005. The effective date of the estimate was September 9, 2005. The 2005 estimate differs from the previous in that a minor amount of proven reserves in the form of development rock that was in stockpiles on December 31, 2005. Although the price assumptions used to constrain the wireframe models and also estimate the mineral resource and reserve in 2005 are slightly lower than those currently used, it is the opinion of the qualified person that the differences are not significant.

The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Christian D'Amours, P.Geo., of Service Conseil Géopointcom. The effective date of the estimate was February 23, 2005. Wireframe models of zones comprising the Lapa deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $360 per ounce, metallurgical recoveries of 85.9% for gold. Gold assays were cut to 51.4 grams per tonne or 58.6 grams per tonne depending on the zone. For the mineral resource models, a minimum gold grade cut-off of 5.0 grams per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 2.8 metres (horizontal width). Although the price assumptions used to constrain the wireframe models and also estimate the mineral resource and reserve in 2005 are slightly lower than those currently used, it is the opinion of the qualified person that the differences are not significant.

The Lapa mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. In order to estimate the mineral reserve, a dilution factor that averaged 22.8% was applied. For the underground reserve models, the minimum in situ gold grade cut-off was 6.0 grams per tonne or 6.5 grams per tonne depending on the mining method.

The qualified person responsible for the Suurikuusikko mineral resource and mineral reserve estimate is Normand Bédard P.Geo., the Abitibi Regional Division's Senior Geologist. The effective date of the estimate is February 22, 2006. A technical report describing the mineral resource and mineral reserve estimate was posted on SEDAR on March 14 2006.

The Qualified Person responsible for the Pinos Altos mineral resource estimate is Christian D'Amours, P.Geo. of Service Conseil Geopointcom of Val d'Or Quebec. The effective date of the estimate is February 13th 2006. A technical report describing the resource estimate will be filed with the securities regulatory authorities in due course.

Wireframe models of zones comprising the Pinos Altos deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $400 per ounce, a silver price of $6.00 per ounce, metallurgical recoveries of 92.4% for gold and 47.8% for silver, and net smelter return cut-offs that varied were applied depending on whether the material could be potentially mined by open pit or by underground methods. Gold assays were cut to 41 grams per tonne while silver assays were cut to 1,500 grams per tonne. For the open pit resource models (estimated to a maximum depth of approximately 130 metres to 170 metres, depending on the zone), a minimum net smelter return cut-off of $11.90 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 4.0 metres (horizontal width). For the underground resource models, a minimum net smelter return cut-off of $35.60 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width).

The mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. The same cut-off values and metallurgical recoveries were used to estimate the mineral resource as were to build the wireframe models but the price assumptions are the mean historic three-year average prices assumptions (fixed by the Company and described above). Although the price assumptions used to constrain the wireframe models are slightly lower than used to compile the resource model, it is the opinion of the qualified person that the differences are not significant.

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Form 51-102F3 MATERIAL CHANGE REPORT Section 7.1 of National Instrument 51-102 Continuous Disclosure Obligations
SCHEDULE A